UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                          LEE ENTERPRISES, INCORPORATED
                                (Name of Issuer)

                      Class B Common Stock, $2.00 par value
                         (Title of Class of Securities)

                                  52 37 68 208
                                 (CUSIP Number)

                                February 14, 2002
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 52 37 68 208

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Grant Schermer

2. Check the Appropriate Box if a Member of a Group (See  Instructions)

(a) N/A

(b)

3. SEC Use Only

4.  Citizenship or Place of  Organization    USA

Number of      5.  Sole Voting Power          513,146
Shares Bene-
ficially by    6.  Shared Voting Power          -0-
Owned by Each
Reporting      7.  Sole Dispositive Power     513,146
Person With
               8.  Shared Dispositive Power     -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person   513,146

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)   5.3%

12. Type of Reporting Person (See Instructions)     IN

 Item 1.

          (a)  Name of Issuer:
               Lee Enterprises, Incorporated, a Delaware corporation

          (b)  Address of Issuer's Principal Executive Offices:
               215 North Main Street, Suite 400, Davenport, IA 52801-1924.

Item 2.

          (a)  Name of Person Filing:
               Grant Schermer

          (b)  Address of  Principal  Business  Office  or, if none,  Residence:
               Grant Schermer, c/o Lee Enterprises, Incorporated, 215 North Main Street, Suite 400, Davenport, IA 52801-1924

          (c)  Citizenship: USA

          (d) Title of Class of Securities: Class B Common Stock, $2.00 per value

          (e)  CUSIP Number: 52 37 68 208

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.  Ownership.

          (a)  Amount Beneficially Owned: 513,146

          (b)  Percent of Class: 5.3%

          (c)  Number of Shares as to which the  person  has:

               (i)   sole power to vote or direct the vote:  513,146

               (ii)  shared power to vote or to direct the vote: 0

               (iii) sole  power to  dispose or to direct  the  disposition of:
                     513,146

               (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 23rd day of January 2003.




By  /s/Grant Schermer
    ----------------------------
      Grant Schermer
















Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)